Exhibit 99.57

Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

Three months ended September 30, 2020 and 2019

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Financial Position

As at September 30, 2020 and June 30, 2020

(Expressed in Canadian dollars)

	September 30, 2020 (unaudited)	June 30, 2020 (audited)
ASSETS
Current assets
Cash	$2,674,030	$4,141,494
Receivables	98,837	44,908
Prepaid expenses	249,371	281,616

	3,022,238	4,468,018

Non-current assets
Reclamation deposit (Note 5)	83,581	85,392
Exploration and evaluation assets (Note 3)	28,448,842	28,948,349
Intangible asset (Note 6)	1,834,458	1,882,609
Pilot plant (Note 8)	21,433,562	22,377,444

	51,800,443	53,293,794

TOTAL ASSETS	$54,822,681	$57,761,812

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$6,936,648	$7,073,336

Non-current liabilities
Convertible loan (Note 9)	4,901,695	4,955,500
Decommissioning provision (Note 10)	133,390	136,280

	5,035,085	5,091,780

TOTAL LIABILITIES	11,971,733	12,165,116

EQUITY
Share capital (Note 11)	72,440,711	70,990,300
Reserves (Note 11)	15,387,026	15,716,067
Deficit	(45,970,638)	(43,183,131)
Accumulated other comprehensive income	993,849	2,073,460

TOTAL EQUITY	42,850,948	45,596,696

TOTAL LIABILITIES AND EQUITY	$54,822,681	$57,761,812

Nature and Continuance of Operations (Note 1)

Commitments (Note 3 & 12)

Subsequent Events (Note 15)

Approved by the Board of Directors and authorized for issue on November 27, 2020.

“Robert Mintak”	“Dr. Andrew Robinson”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Comprehensive Loss

Three months ended September 30, 2020 and 2019

(Expressed in Canadian dollars—unaudited)

	Three Months Ended
	September 30, 2020	September 30, 2019
Administrative Expenses
Advertising and investor relations	$74,299	$136,574
Amortisation – intangible asset (Note 6)	48,151	—
Amortisation – pilot plant (Note 8)	1,434,874	—
Consulting fees	175,607	145,023
Filing and transfer agent	20,439	22,447
Foreign exchange loss (gain)	(199,915)	62,277
Management fees (Note 12)	235,238	232,163
Office and administration	66,142	45,673
Patent	21,514	46,139
Pilot plant operations	730,427	—
Preliminary economic assessment	—	55,251
Professional fees	111,148	22,260
Share-based payment (Note 11)	20,789	77,623
Travel	—	7,487

Loss from operations before other items	(2,738,713)	(852,917)

Other items
Interest and accretion expense	(48,794)	—
	(48,794)	—

Net loss before other comprehensive income (loss)	(2,787,507)	(852,917)

Other comprehensive income (loss)
Items that may be reclassified subsequently to income or loss:
Currency translation differences of foreign operations	(1,079,611)	304,574

Total comprehensive loss	$(3,867,118)	$(548,343)

Weighted average number of common shares outstanding – basic and diluted	105,769,960	87,594,076
Basic and diluted loss per share	$(0.03)	$(0.01)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Changes in Equity

Three months ended September 30, 2020 and 2019

(Expressed in Canadian Dollars—unaudited)

	Number of shares	Share capital	Shares to be issued	Reserves	Deficit	Accumulated other comprehensive income	Total equity
Balance, June 30, 2019	87,594,076	$57,857,488	$475,000	$13,544,859	$(33,655,763)	$138,120	$38,377,704
Share-based payment	—	—	—	77,623	—	—	77,623
Net loss for the period	—	—	—	—	(852,917)	—	(852,917)
Currency translation differences for foreign operations	—	—	—	—	—	304,574	304,574

Balance, September 30, 2019	87,594,076	57,857,488	475,000	13,622,482	(34,508,680)	442,694	37,906,984

Balance, June 30, 2020	105,497,320	$70,990,300	$—	$15,716,067	$(43,183,131)	$2,073,460	$45,596,696
Share-based payment	—	—	—	20,789	—	—	20,789
Warrants exercised	1,634,331	860,581	—	—	—	—	860,581
Stock options exercised	250,000	589,830	—	(349,830)	—	—	240,000
Net loss for the period	—	—	—	—	(2,787,507)	—	(2,787,507)
Currency translation differences for foreign operations	—	—	—	—	—	(1,079,611)	(1,079,611)

Balance, September 30, 2020	107,381,651	$72,440,711	$—	$15,387,026	$(45,970,638)	$993,849	$42,850,948

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Cash Flows

Three months ended September 30, 2020 and 2019

(Expressed in Canadian dollars—unaudited)

	Three Months Ended
	September 30, 2020	September 30, 2019
Cash flows from (used in) operating activities
Net loss	$(2,787,507)	$(852,917)
Add items not affecting cash
Share-based payment	20,789	77,623
Foreign exchange	(102,599)	—
Amortisation – pilot plant	1,434,874	—
Amortisation – intangible asset	48,151	—
Interest expense	48,794	—
Net changes in non-cash working capital items to operations:
Receivables	(53,929)	(28,327)
Prepaid expenses	32,245	(81,328)
Accounts payable and accrued liabilities	342,282	(1,262,638)

Net cash used in operating activities	(1,016,900)	(2,147,587)

Cash flows from (used in) investing activities
Exploration and evaluation assets	(250,662)	(126,959)
Pilot plant	(1,300,483)	(1,455,583)

Net cash used in investing activities	(1,551,145)	(1,582,542)

Cash flows from financing activities
Exercise of warrants	860,581	—
Exercise of options	240,000	—

Net cash from financing activities	1,100,581	—

Net change in cash	(1,467,464)	(3,730,129)
Cash, beginning of period	4,141,494	6,849,114

Cash, end of period	$2,674,030	$3,118,985

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

1.	Nature and Continuance of Operations

Standard Lithium Ltd. (the “Company”) was incorporated under the laws of the Province of British Columbia on August 14, 1998 under the name Tango Capital Corp. On April 7, 1999, the Company changed its name to Patriot Capital Corp. and to Patriot Petroleum Corp. effective March 5, 2002. On December 1, 2016 the Company continued under the Canadian Business Corporations Act and changed its name to Standard Lithium Ltd. The Company’s principal operations are comprised of exploration for and development of lithium brine properties in the United States of America (“USA”). The address of the Company’s corporate office and principal place of business is 110, 375 Water Street, Vancouver, British Columbia, Canada, V6B 5C6. The Company’s shares are listed on the TSX Venture Exchange under the symbol “SLL”.

The condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company has no sources of revenue and as at September 30, 2020 had an accumulated deficit of $45,970,638 (June 30, 2020 - $43,183,131). These matters raise significant doubt regarding the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to raise equity financings. These condensed consolidated interim financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

During March 2020, the World Health Organisation declared COVID-19 a global pandemic. This contagious disease outbreak and any related adverse developments, has adversely affected workforces, economies and financial markets globally, leading to an economic downturn. The impact of COVID-19 on the Company’s operations has not been significant, but management continues to monitor the situation.

2.	Basis of Presentation

a)	Statement of compliance

The condensed consolidated interim financial statements of the Company, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements comply with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed consolidated interim financial statements do not include all of the information required of a complete set of consolidated financial statements and are intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and the performance of the Company since the end of its last annual reporting period. It is therefore recommended that these condensed consolidated interim financial statements be read in conjunction with the annual consolidated financial statements of the Company for the year ended June 30, 2020, which were prepared in accordance with IFRS as issued by the IASB.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

2.	Basis of Presentation – continued

b)	Basis of consolidation

The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries. On February 21, 2017, the Company acquired Moab Minerals Corp. and its wholly owned subsidiary 1093905 Nevada Corp. Moab Minerals Corp. was incorporated under the British Columbia Business Corporations Act and 1093905 Nevada Corp. was incorporated in the State of Nevada, USA. On March 17, 2017, the Company incorporated California Lithium Ltd. in the State of Nevada, USA. On June 13, 2017, the Company acquired Vernal Minerals Corp. and its wholly owned subsidiary Arkansas Lithium Corp. Vernal Minerals Corp. was incorporated under the British Columbia Business Corporations Act and Arkansas Lithium Corp. was incorporated in the State of Nevada, USA. On December 13, 2018, the Company acquired 2661881 Ontario Limited which was incorporated under the laws of Ontario. All significant inter-company balances and transactions have been eliminated upon consolidation.

c)	Functional and presentation currency

Items included in the condensed consolidated interim financial statements of the Company and its wholly owned subsidiaries are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of the Company and its Canadian subsidiaries, Moab Minerals Corp., Vernal Minerals Corp. and 2661881 Ontario Limited is the Canadian dollar. The functional currency of 1093905 Nevada Corp., California Lithium Ltd. and Arkansas Lithium Corp. is the United States dollar.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are included in profit and loss.

The results and financial position of a subsidiary that has a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities are translated at the closing rate at the reporting date;

•	Income and expenses for each income statement are translated at average exchange rates for the period; and

•	All resulting exchange differences are recognised in other comprehensive income as cumulative translation adjustments.

On consolidation, exchange differences arising from the translation of the net investment in foreign entity is taken to accumulated other comprehensive loss. When a foreign operation is sold, such exchange differences are recognized in profit or loss as part of the gain or loss on sale.

d)	Basis of measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for financial assets classified as fair value through profit or loss which are stated at their fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

3.	Exploration and Evaluation Expenditures

	California Property $	Arkansas Property $	Total $
Acquisition costs:
Balance, June 30, 2019	8,101,447	10,863,335	18,964,782
Acquisition of property	1,320,347	960,910	2,281,257
Effect of movement in foreign exchange rates	331,972	449,077	781,049

Balance, June 30, 2020	9,753,766	12,273,322	22,027,088
Acquisition of property	114,382	—	114,382
Effect of movement in foreign exchange rates	(206,842)	(260,272)	(467,114)

Balance, September 30, 2020	9,661,306	12,013,050	21,674,356
Exploration Costs:
Balance, June 30, 2019	4,367,380	2,049,687	6,417,067
Other exploration costs	6,317	231,137	237,454
Effect of movement in foreign exchange rates	181,021	85,719	266,740

Balance, June 30, 2020	4,554,718	2,366,543	6,921,261
Effect of movement in foreign exchange rates	(96,589)	(50,186)	(146,775)

Balance, September 30, 2020	4,458,129	2,316,357	6,774,486

Balance, June 30, 2020	14,308,484	14,639,865	28,948,349

Balance, September 30, 2020	14,119,435	14,329,407	28,448,842

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

3.	Exploration and Evaluation Expenditures - continued

California Property

On August 11, 2016, the Company entered into an option purchase and assignment agreement (the “Option Purchase Agreement”) with TY & Sons Explorations (Nevada), Inc. (“TY & Sons”) and Nevada Alaska Mining Company Inc. (“Nevada Mining”), pursuant to which the Company will acquire all of TY & Sons’ right, title and interest in a property option agreement between TY & Sons and Nevada Mining, as property owner (the “Underlying Option Agreement”). Under the Underlying Option Agreement, TY & Sons has the option (the “Option”) to acquire from Nevada Mining an interest in the California Property (collectively, the “Option Purchase”), which comprises mineral claims situated in San Bernardino County, California. The transaction, having received the approval of the TSX Venture Exchange, closed on November 17, 2016. As consideration, the Company issued 14,000,000 common shares of the Company and paid certain costs incurred to TY & Sons.

In order to exercise the Option pursuant to the terms of the Underlying Option Agreement, the Company will be required to pay the total sum of US$325,000 and issue an aggregate of 2,500,000 common shares to Nevada Mining as follows:

•	US$125,000 on closing of the Option Purchase Agreement (paid)

•	US$50,000 on or before July 7, 2017 (paid)

•	US$50,000 on or before July 7, 2018 (paid)

•	US$50,000 on or before July 7, 2019 (paid)

•	US$50,000 on or before July 7, 2020 (paid)

•	Issue 500,000 common shares on closing of the Option Purchase Agreement (issued)

•	Issue 500,000 common shares on or before October 1, 2017 (issued)

•	Issue 500,000 common shares on or before October 1, 2018 (issued)

•	Issue 500,000 common shares on or before October 1, 2019 (issued)

•	Issue 500,000 common shares on or before October 1, 2020 (issued)

The property is subject to a 2.5% net smelter return royalty on commercial production from the mineral claims, in favour of Nevada Mining, of which 1.0% may be repurchased for US$1,000,000 on or before July 7, 2019. The property is also subject to an additional 0.5% net smelter returns royalty applicable to any after acquired properties in the area of interest stipulated by the Option Purchase Agreement, also in favour of Nevada Mining.

On May 1, 2017, the Company signed a Property Lease Agreement with National Chloride Company of America (“National Chloride”) for rights to an adjacent property to the California Property, with approximately 12,290 acres. Under this Property Lease Agreement, the Company paid US$25,000 at signing of a Letter of Intent and will be required to pay the total sum of US$1,825,000 and issue an aggregate of 1,700,000 common shares of the Company to National Chloride as follows:

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

3.	Exploration and Evaluation Expenditures - continued

California Property – continued

•	US$25,000 on the Purchase Agreement date (paid)

•	US$50,000 on or before November 24, 2017 (paid)

•	US$100,000 on or before May 24, 2018 (paid)

•	US$100,000 on or before May 24, 2019 (paid)

•	US$100,000 on or before May 24, 2020 (paid)

•	US$100,000 on or before May 24, 2021

•	US$100,000 on or before May 24, 2022

•	US$250,000 upon successful completion of a pre-feasibility study

•	US$1,000,000 upon successful completion of a bankable feasibility study

•	Issue 100,000 common shares on the closing date (issued)

•	Issue 100,000 common shares on or before November 24, 2017 (issued)

•	Issue 200,000 common shares on or before May 24, 2018 (issued)

•	Issue 200,000 common shares on or before May 24, 2019 (issued)

•	Issue 200,000 common shares on or before May 24, 2020 (issued)

•	Issue 200,000 common shares on or before May 24, 2021

•	Issue 200,000 common shares on or before May 24, 2022

•	Issue 500,000 common shares successful completion of a pre-feasibility study

It is expressly agreed that the “Leased Rights” are limited to lithium exploration and production activities and operations. The Company will pay a two percent royalty on gross revenue derived from the properties to National Chloride, subject to a minimum annual royalty payment of US$500,000. On September 1, 2017, the Property Lease Agreement was amended to include an additional approximately 6,000 acres adjacent to the 12,290 acres. The amendment agreement continues all the economic terms of the previous lease agreement with National Chloride, with the additional requirement that the Company will be responsible for ongoing carrying costs associated with the additional claims. A payment of $56,873 (US$44,805) was made to the Bureau of Land Management, Department of the Interior (“BLM”) for these carrying costs.

On April 23, 2018 the Company entered into an exploration and option agreement (“EOA”), with TETRA Technologies, Inc. (“TETRA”), to secure access to additional operating and permitted land consisting of approximately 12,100 acres in Bristol Dry Lake, and up to 11,840 acres in the adjacent Cadiz Dry Lake, Mojave Desert, California. The EOA with TETRA allows for the exclusive right to negotiate and conduct exploration activities and to enter into a mineral lease to allow exploration and production activities for lithium extraction on property held under longstanding mining claims and permits by TETRA.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

3.	Exploration and Evaluation Expenditures - continued

California Property – continued

In connection with the entering into of the EOA, the Company made a non-refundable deposit of $131,680 (US$100,000) (See Note 5), and will be required to pay the total sum of US$2,700,000 and issue an aggregate of 3,400,000 common shares of the Company to TETRA Technologies, Inc. as follows:

•	US$100,000 initial payment on April 23, 2018 (paid)

•	US$100,000 on or before October 23, 2018 (paid)

•	US$200,000 on or before April 23, 2019 (paid)

•	US$200,000 on or before April 23, 2020 (paid)

•	US$200,000 on or before April 23, 2021

•	US$200,000 on or before April 23, 2022

•	US$200,000 on or before April 23, 2023

•	US$500,000 upon successful completion of a pre-feasibility study

•	US$1,000,000 upon successful completion of a bankable feasibility study

•	Issue 200,000 common shares on April 23, 2018 (issued)

•	Issue 200,000 common shares on or before October 23, 2018 (issued)

•	Issue 400,000 common shares on or before April 23, 2019 (issued)

•	Issue 400,000 common shares on or before April 23, 2020 (issued)

•	Issue 400,000 common shares on or before April 23, 2021

•	Issue 400,000 common shares on or before April 23, 2022

•	Issue 400,000 common shares on or before April 23, 2023

•	Issue 1,000,000 common shares successful completion of a pre-feasibility study

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

3.	Exploration and Evaluation Expenditures - continued

Arkansas Property

On July 26, 2017, the Company entered into a Memorandum of Understanding (MOU) with a non-affiliated NYSE-listed company (the “Vendor”) with regard to an option to acquire certain rights to conduct brine exploration and production and lithium extraction activities on approximately 33,000 net brine acres located in Columbian and Lafayette Counties, Arkansas. At signing of the MOU, a non-refundable deposit of $614,150 (US$500,000) was made with additional fees and payment obligations in the future if the option is executed and exercised, and subject to certain conditions.

On December 29, 2017, the Company entered into an Option Agreement to proceed with the transaction (the “Agreement Date”). Under this Option Agreement, the Company will be required to make payments to the Vendor as follows:

•	US$500,000 before January 28, 2018 (paid)

•	An additional US$600,000 on or before December 29, 2018 (paid)

•	An additional US$700,000 on or before December 29, 2019 (paid)

•	An additional US$750,000 on or before December 29, 2020

•

Additional annual payments of US$1,000,000 on or before each annual anniversary of the Agreement Date, beginning with that date that is 48 months following the Agreement Date, until the earlier of the expiration of the Exploratory Period or, if the Optionee exercises the Option, the Optionee beginning payment of the Royalty.

During the Lease Period, at any time following the commencement of Commercial Production, the Company agreed to pay a Royalty of 2.5% of gross revenue (minimum Royalty US$1,000,000) to the underlying owner.

On May 4, 2018 the Company entered into a Memorandum of Understanding (“MOU”), with LANXESS Corporation (“LANXESS”) with the purpose of testing and proving the commercial viability of extraction of lithium from brine that is produced as part of LANXESS’ bromine extraction business at its three southern Arkansas facilities.The MOU sets out the basis on which the parties have agreed to cooperate in a phased process towards developing commercial opportunities related to the production, marketing and sale of battery grade lithium products extracted from tail brine and brine produced from the Smackover Formation. The MOU forms the basis of what will become a definitive agreement and is binding until the execution of a more comprehensive agreement that the parties may execute on the completion of further development phases. Standard Lithium has paid an initial $3,834,000 (US$3,000,000) reservation fee to LANXESS to secure access to the tail brine, with an additional US$3,000,000 reservation fee due upon completion of certain development phases which were completed prior to the year end of June 30, 2019. The additional US$3,000,000 fee is included in the accounts payable and accrued liabilities as at September 30, 2020.

4.	Deposit on mineral property

On October 23, 2017, the Company entered into a Memorandum of Understanding (“MOU”) with TETRA Technologies, Inc. and in connection with entering into the MOU, made a non-refundable deposit of $125,800 (US$100,000). On April 23, 2018, the Company entered into an EOA (as described in Note 3) with TETRA and upon entering into the EOA the non-refundable deposit was reclassified from deposit on mineral property to exploration and evaluation assets.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

5.	Reclamation deposit

On September 6, 2017, the Company paid $83,581 (US$62,659) for a reclamation bond to the Bureau of Land Management California State (“BLM”) with respect to the exploration trenching and drilling on Bristol Dry Lake. This amount was determined by the BLM to be sufficient to meet all anticipated reclamation requirements.

6.	Intangible asset

On December 13, 2018, the Company acquired 2661881 Ontario Limited (“2661881”) from Craig Johnstone Brown (“Brown”) by purchasing all the issued and outstanding shares. 2661881 holds the intellectual property rights to a process for the selective extraction of lithium from brine solutions (the “IP Assets”). The Company determined that this transaction is an asset acquisition as the assets acquired did not constitute a business.

The consideration payable by the Company to Brown will be comprised of cash and common shares of the Company as follows:

(i)	$50,000 deposit (paid);

(ii)	$250,000 on the closing date (paid);

(iii)	$250,000 promissory note payable six months after the closing date (paid);

(iv)	500,000 common shares on the closing date (issued);

(v)

$500,000 payable on the earlier of (i) the third anniversary of the closing date, (ii) the date that the Company conclusively determines whether or not to proceed with the commercial development of the IP Assets (regardless of the outcome of such decision); or (iii) such other date as the Company and Brown may agree in writing (the “Investment Date”) (paid); and

(vi)

500,000 shares issuable on the earlier of (i) the third anniversary of the closing date, (ii) the date that the Company conclusively determines whether to proceed with the commercial development of the IP Assets (regardless of the outcome of such decision); or (iii) such other date as the Company and Brown may agree in writing (the “Investment Date”) (issued).

On October 28, 2019, the Company agreed to accelerate the timeframe of completion of the payments and common share issuances detailed under items (v) and (vi) above to Brown by making (a) a cash payment of $250,000, on or before November 15, 2019 (paid); and (b) a further $250,000 (paid), and the issuance of 500,000 common shares (issued) on or before December 31, 2019. As at June 30, 2020, the Company had satisfied all payment and share issuance obligations due and owing with respect to the acquisition of 2661881 as detailed above.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

6.	Intangible asset - continued

The fair value of the intangible assets acquired is as follows:

$
Consideration paid
Cash	300,000
Fair value of 500,000 common shares issued at closing date	475,000
Fair value of promissory note payable due six months after closing date	226,391
Cash payable on or before the Investment Date	375,657
Fair value of 500,000 common shares issuable on or before the Investment Date	475,000

Total consideration paid	1,852,048
Legal fees capitalized in connection with the acquisition of 2661881	58,301

Balance, June 30, 2019	1,910,349
Amortisation	(27,740)

Balance, June 30, 2020	1,882,609
Amortisation	(48,151)

Balance, September 30, 2020	1,834,458

The intangible asset represents purchase of intellectual property rights and was put in use in conjunction with the operation of the Company’s pilot plant on May 9, 2020 (Note 8).

7.	Asset under construction

The Company has developed a pilot plant for the extraction of battery-grade lithium from tail brine at the LANXESS facility in southern Arkansas. The pilot plant was under construction and not available for use until May 9, 2020 at which time the accumulated costs were reclassified to pilot plant and subject to depreciation (see Note 8).

8.	Pilot plant

On May 9, 2020, the Company commenced full-time operation of its LiSTR pilot plant, located at LANXESS’ south plant facility in El Dorado, Arkansas. The pilot plant is the culmination of over three years of research and development activities by the Company and its partners. The pilot plant is a bespoke DLE (Direct Lithium Extraction) plant, designed to extract lithium directly and continuously from Smackover Formation brines. The plant is designed to process up to 50 USGPM of brine, extract the lithium, and produce a high quality, concentrated lithium chloride intermediate product.

The pilot plant is being amortized on a straight-line basis over its estimated useful life of 2 years and has an estimated salvage value of $670,000 (US$500,000) at the end of its estimated useful life.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

8.	Pilot plant - continued

As at September 30, 2020, the carrying value of the pilot plant is summarized as follows:

$
Balance at June 30, 2019	—
Costs transferred from asset under construction	25,964,026
Decommissioning provision	136,280
Amortisation	(3,722,862)

Balance at June 30, 2020	22,377,444
Additions	957,793
Amortisation	(1,434,874)
Effect of movement in foreign exchange rates	(466,801)

Balance at September 30, 2020	21,433,562

9.	Convertible loan

On October 29, 2019 (the “Closing Date”), the Company entered into a US$3,750,000 loan and guarantee agreement (the “Agreement”) with LANXESS Corporation (the “Lender”). The Loan was fully advanced to the Company on the Closing Date and will be used in the ongoing development of the Company’s pilot plant in southern Arkansas (see Note 8).

The principal amount of the Loan matures on the fifth anniversary of the Closing Date, provided that at the election of the Lender at any time after the second anniversary of the Closing Date, the Maturity Date shall be such earlier date as the Lender may elect by written notice provided to the Company at least 60 days before such earlier date. The Loan will be convertible at the option of the Lender at any time prior to the repayment of the Loan, at the Lender’s option, to convert all or any portion of a Loan into common shares and warrants of the Company at a rate such that for each US$1,000 of principal converted, the Lender will receive 1,667 common shares of the Company and one-half of one warrant to purchase an additional common share with an exercise price of $1.20 per common share for a term of three years. Assuming full conversion of the Loan principal, the Lender would receive 6,251,250 common shares and 3,125,625 warrants of the Company. All securities issued upon conversion of the Loan will be subject to four-month-and-one-day statutory hold period from the date the Loan was advanced.

The outstanding principal amount of the Loan will bear interest at an annual rate of 3.0%, subject to adjustments with accrued interest being payable in cash on each anniversary of the Closing Date. In the event that the Company has a positive consolidated operating cash flow, as shown on its consolidated financial statements, the Company will pay a fee to the Lender of 4.5% per annum on the average daily outstanding principal amount of the Loan from the issuance date to the date that the consolidated operating cash flow of the Company is positive. From and after the date on which the consolidated operating cash flow of the Company is positive, the annual interest rate increases to 7.5%. Pre-payments are permitted with prior written approval of the Lender and are subject to a prepayment fee of 3.0% on the portion of the Loan being prepaid.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

9.	Convertible loan – continued

The Company determined that the Convertible loan contains an embedded foreign exchange derivative liability and a debt host liability. The embedded foreign exchange derivative liability was determined to be not material and therefore the Company assigned the full value on initial recognition to the debt host liability.

The gross proceeds of the Convertible loan were reduced by the transaction costs of US$199,869 resulting in a balance of US$3,550,131 on initial recognition. The Convertible loan is measured at amortized cost and will be accreted to maturity over the term at 4.1% per annum using the effective interest method.

$
Beginning balance at June 30, 2019	—
Initial recognition	4,641,796
Interest and accretion expense	132,034
Foreign exchange loss	181,670

Balance at June 30, 2020	4,955,500
Interest and accretion expense	48,794
Foreign exchange gain	(102,599)

Balance at September 30, 2020	4,901,695

10. Decommissioning Provision

The following table presents the continuity of the decommissioning provision associated with the Company’s pilot plant:

$
Beginning balance at June 30, 2019	—
Initial recognition	136,280

Balance at June 30, 2020	136,280
Effect of movement in foreign exchange rates	(2,890)

Balance at September 30, 2020	133,390

The present value of the decommissioning provision of $133,390 (US$100,000) was calculated using an average risk-free rate of 0.25%. Decommissioning activities are expected to occur between 2023 and 2025.

11.	Share Capital

a)	Authorized capital

Unlimited number of common voting shares without nominal or par value

Unlimited number of preferred shares without par value issued in one or more series

107,381,651 common shares were issued and outstanding at September 30, 2020.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

11.	Share Capital – continued

On October 1, 2019, the Company issued 500,000 common shares with a fair value of $360,000 to Nevada Alaska Mining Co. Ltd. (Note 3).

On December 27, 2019, the Company issued 500,000 common shares with a fair value of $475,000 in connection with the acquisition of 2661881 Ontario Limited and the intangible asset (Note 6).

On February 20, 2020, the Company closed a non-brokered private placement of 16,140,219 special warrants (each, a “Special Warrant”) at a price of $0.75 per Special Warrant for gross proceeds of $12,105,165. Each Special Warrant entitles the holder to receive, upon voluntary exercise prior to, or deemed exercise on, the Automatic Exercise Date (as defined below) and without payment or additional consideration, one unit (each, a “Conversion Unit”) of the Company. Each Conversion Unit will consist of one common share of the Company, and one-half-of-one common share purchase warrant (each whole warrant, a “Conversion Warrant”). Each Conversion Warrant will entitle the holder to acquire an additional common share of the Company, at a price of $1.00 per share for a period of 24 months from the issuance of the Special Warrants, subject to an accelerated expiry if the closing price of the Company’s shares is greater than $1.50 per share for a period of 15 consecutive trading days (the “Acceleration Event”). The Company will give notice to the holders of the Acceleration Event and the Conversion Warrants will expire 30 days thereafter. Each Special Warrant will be deemed exercised on the date (the “Automatic Exercise Date”) that is two (2) business days following the earlier of: (i) the date which is four-months-and-one day from completion of the private placement; and (ii) the date on which the Company obtains a receipt from the applicable securities regulatory authorities (the “Securities Commissions”) for a final prospectus qualifying distribution of the Conversion Units. In connection with the completion of the private placement, the Company paid finders’ fees of $120,132, issued 452,025 Conversion Warrants with a fair value of $133,644 to finders and also incurred other issuance costs in the amount of $57,102. All Special Warrants converted to unrestricted common shares on June 21, 2020.

On April 23, 2020, the Company issued 400,000 common shares with a fair value of $248,000 to TETRA Technologies, Inc. (Note 3).

On May 24, 2020, the Company issued 200,000 common shares with a fair value of $184,000 to National Chloride. (Note 3).

During the year ended June 30, 2020, the Company issued a total of 163,025 common shares for the exercise of share purchase warrants. The Company received proceeds of $53,525 upon exercise.

During the three months ended September 30, 2020, the Company issued a total of 1,634,331 common shares for the exercise of share purchase warrants. The Company received proceeds of $860,581 upon exercise.

During the three months ended September 30, 2020, the Company issued a total of 250,000 common shares for the exercise of stock options. The Company received proceeds of $240,000 and reclassified $349,830 from reserves to share capital upon exercise.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

11.	Share Capital - continued

b)	Warrants

Warrant transactions are summarized as follows:

	Number of warrants	Weighted average exercise price
Balance at June 30, 2019	14,886,996	1.53
Expired	(5,156,411)	2.60
Exercised	(163,025)	0.32
Cancelled	(15,000)	1.00
Issued	8,522,135	1.00

Balance at June 30, 2020	18,074,695	0.98
Exercised	(1,634,331)	0.60

Balance at September 30, 2020	16,440,364	0.98

The weighted average contractual life of the warrants outstanding is 0.96 years.

c)	Options

The Company has a stock option plan in place under which it is authorized to grant options to officers, directors, employees, consultants and management company employees enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option shall not be less than the price permitted by any stock exchange. The options can be granted for a maximum term of 10 years.

On July 19, 2019, the Company granted 100,000 stock options to a consultant of the Company at a price of $0.83 for a period of three years. All of the stock options vested on July 31, 2019.

On October 16, 2019, the Company granted 150,000 stock options to a consultant of the Company at a price of $0.75 for a period of four years. All of the stock options vested at grant.

On January 13, 2020, the Company granted 300,000 stock options to a consultant of the Company at a price of $0.89 for a period of 3 years. All of the stock options vested at grant.

On March 9, 2020, the Company granted 4,450,000 stock options to directors and officers of the Company at a price of $0.76 for a period of 3 years. All of the stock options vested at grant.

On May 4, 2020, the Company granted 850,000 stock options to consultants of the Company at a price of $0.75 for a period of three years. All of the stock options vested at grant.

On May 13, 2020, the Company granted 100,000 stock options to a consultant of the Company at a price if $0.81 for a period of three years with the stock options vesting one quarter at three months from grant date, one quarter at six months from grant date, one quarter at nine months from grant date and one quarter at one year from grant date.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

11.	Share Capital – continued

c)	Options - continued

On August 9, 2020, the Company extended the expiration date of 435,784 stock options issued to consultants from August 9, 2020 to August 9, 2021. The exercise price of the options remains $1.02 per option.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted:

2020
Annualized volatility	103%
Risk free interest rate	0.97%
Dividend rate	0%
Expected life of options	3.17 years
Forfeiture rate	0%
Share price	$0.80

Stock option transactions are summarized as follows:

	Number of options	Weighted average exercise price
Balance at June 30, 2019	8,747,681	$1.25
Options expired	(150,000)	1.03
Options cancelled	(300,000)	1.21
Options expired	(721,897)	2.10
Options granted	5,950,000	0.78

Balance at June 30, 2020	13,525,784	0.99
Options exercised	(250,000)	0.96

Balance at September 30, 2020	13,275,784	0.99

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

11.	Share Capital - continued

c)	Options - continued

The following table summarizes stock options outstanding and exercisable at September 30, 2020:

	Options Outstanding			Options Exercisable
Exercise Price $	Number of Shares	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
1.05	1,250,000	1.42	1.05	1,250,000	1.05
0.96	2,340,000	1.71	0.96	2,340,000	0.96
1.02	435,784	0.86	1.02	435,784	1.02
2.10	500,000	2.39	2.10	500,000	2.10
1.40	1,900,000	2.93	1.40	1,900,000	1.40
1.00	750,000	1.50	1.00	750,000	1.00
1.00	150,000	1.70	1.00	150,000	1.00
0.83	100,000	1.80	0.83	100,000	0.83
0.75	150,000	3.04	0.75	150,000	0.75
0.89	300,000	2.29	0.89	300,000	0.89
0.76	4,450,000	2.44	0.76	4,450,000	0.76
0.75	850,000	2.59	0.75	850,000	0.75
0.81	100,000	2.62	0.81	25,000	0.81

	13,275,784	1.86	0.99	13,200,784	0.99

12.	Related Party Transactions

Key management personnel are persons responsible for planning, directing and controlling the activities of the entity, and include directors and officers of the Company.

Compensation to key management is comprised of the following:

	September 30, 2020	September 30, 2019
Management fees paid or accrued to officers of the Company	$235,238	$232,163

	$235,238	$232,163

As at September 30, 2020 there is $194,220 (June 30, 2020: $200,809) in accounts payable and accrued liabilities owing to officers of the Company. Amounts due to/from the related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

12.	Related Party Transactions - continued

On July 1, 2020, the Company entered into consulting agreements with the President & COO, CEO, CFO and a director of the Company. The new agreements provide for a “Change of Control” clause that can be triggered should certain events occur as follows:

a)

A merger, amalgamation, arrangement, reorganization or transfer takes place in which equity securities of the Company possessing more than one-half of the total combined voting power of the Company’s outstanding equity securities are acquired by a person or persons different from the persons holding those equity securities immediately prior to such transaction, and the composition of the board of directors of the Company following such transaction is such that the directors of the Company prior to the transaction constitute less than one-half of the directors following the transaction, except that no Change in Control will be deemed to occur if such merger, amalgamation, arrangement, reorganization or transfer is with any subsidiary or subsidiaries of the Company;

b)

If any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding shall acquire or hold, directly or indirectly, 20% or more of the voting rights attached to all outstanding equity securities;

c)

If any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding shall acquire or hold, directly or indirectly, the right to appoint a majority of the directors of the Company; or

d)

If the Company sells, transfers or otherwise disposes of all or substantially all of its assets, except that no Change in Control will be deemed to occur if such sale or disposition is made to a subsidiary or subsidiaries of the Company.

If the Company terminates the agreements other than for Just Cause, the Company shall provide the director or officers with working notice, payment in lieu of working notice or a combination of the two equal to twenty-four (24) months of fees applicable. As of September 30, 2020, the maximum amount that would be payable is $2,000,000.

13.	Capital Management

The Company considers its capital structure to include shareholders’ equity. Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. Management reviews its capital management approach on an ongoing basis and believes that its approach, given the relative size of the Company is reasonable.

The Company is not subject to any external restrictions and the Company did not change its approach to capital management during the year.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

14.	Financial instruments and financial risk management

The fair value of financial instruments is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted market prices, as appropriate, in the most advantageous market for that instrument to which the Company has immediate access. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics.

The fair value of current financial instruments approximates their carrying value as they are short term in nature.

Financial instruments that are held at fair value are categorised based on a valuation hierarchy which is determined by the valuation methodology utilised:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is as prices) or indirectly (that is, derived from prices).

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Levels 1, 2 or 3 for the period ended September 30, 2020 and the year ended June 30, 2020.

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

September 30, 2020	Level 1	Level 2	Level 3	Total
Cash	$2,674,030	$—	$—	$2,674,030

June 30, 2020	Level 1	Level 2	Level 3	Total
Cash	$4,141,494	$—	$—	$4,141,494

The Company’s Board of Directors has the overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in response to the Company’s activities. Management regularly monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

14.	Financial instruments and financial risk management-continued

In the normal course of operations, the Company is exposed to various risks such as commodity, interest rate, credit, and liquidity risk. To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks. The objectives of the Company in managing risk are as follows:

•	maintaining sound financial condition;

•	financing operations; and

•	ensuring liquidity to all operations.

In order to satisfy these objectives, the Company has adopted the following policies:

•	recognize and observe the extent of operating risk within the business;

•	identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships.

(i)	Interest rate risk

The Company does not have any financial instruments which are subject to interest rate risk.

(ii)	Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from trade receivables. The Company does not have any financial instruments which are subject to credit risk.

(iii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources. At September 30, 2020, the Company has a working capital deficit of $3,914,410.

(iv)	Currency risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

	September 30, 2020 $	June 30, 2020 $
Cash	822,146	574,506
Accounts payable	(5,871,743)	(6,426,587)
Convertible loan	(4,901,695)	(4,955,500)

At September 30, 2020, US Dollar amounts were converted at a rate of USD 1.00 to CAD 1.3339. A 10% increase or decrease in the US Dollar relative to the Canadian Dollar would result in a change of approximately $996,000 in the Company’s comprehensive loss for the year to date.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED September 30, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

15.	Subsequent Events

Subsequent to September 30, 2020, the Company issued 4,882,879 common shares upon the exercise of warrants for proceeds of $5,099,029 and issued 500,000 common shares to Nevada Alaska Mining Co. Inc. with a fair value of $1,025,000 (See Note 3).